PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

No.05/DIR/054

Jakarta, January 25, 2005

File Number :
82-34694

Securities and Exchange Commission
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1.	Disclosure Information of Certain Shareholders	December 1, 2004
2.	Use of Proceed of Right Issue	January 12, 2005

** Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary and Legal Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : +62 21 6312340

dlw 1/31

2. Mrs.....




PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Jakarta 10130
Tel. : 63865908, 63865927
Fax. : 6324467, 6322373

File Number :
82-34694

2. Mrs. Juliana Samudro, Vice President
Deputy Head of Corporate Secretary and Legal Division
PT Bank Buana Indonesia Tbk.
Jl. Gajah Mada No. 1A
Jakarta Pusat 10130, Indonesia
E-mail : julianasamudro@bankbuana.com
Phone : +62 21 6330585 #3456
Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

PT BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Jimmy Kurniawan Laihad Pardi Kendy

File Number :
82-34694

Attachment 1/2

No. 04/SHM/989

Jakarta, December 1, 2004

The Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta 10210

Re : Disclosure Information of Certain Shareholders

Dear Sir/Madam,

With reference to the Bapepam's Rule No.X.M.1, attachment of the Decision of the Chairman of Bapepam No.Kep-82/PM/1996 dated January 17, 1996, on Disclosure Information for Certain Shareholders, we would like to inform you that Mr. Soetadi Limin, Commissioner of PT Bank Buana Indonesia Tbk. has sold his Bank Buana's shares with detail as follows

1. Name : Soetadi Limin
   Address : Jl. Alam Asri I TK 41 No. 5, Pondok Indah, Jakarta Selatan

2. Total Shares Sold : 150,000 shares

3. Total Transaction : Rp 725,-

4. Date of Transaction : November 30, 2004

5. Purpose of Transaction : Cash Money

Please be informed accordingly.

Yours truly,
PT Bank Buana Indonesia Tbk.
Head Office,

Maruba Sihaloho Juliana Samudro

File Number : **82-34694**

Attachment 2/2

No.05/DIR/036

Jakarta, January 12, 2005

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Use of Proceed of Right Issue

In line with the Bapepam's Rule No. X.K.4 attachment of the Decision of the Chairman of Bapepam No: Kep-27/PM/2003 dated on July 17, 2003, please acknowledge the use of proceed of PT Bank Buana Indonesia Tbk. Right Issue II for period October 1 – December 31, 2004 as follows:

No	Information	Total (In Million Rupiah)
1	Balance as of September 30, 2004	22,773.45
2	Use of Proceed (October 1 – December 31, 2004)	20,585.09
3	**Balance as of December 31, 2004**	**2,188.36**

Balance of Rp. 2,188.36 million would be allocated for Information Technology Development

Total balance of Right Issue II for Rp. 2,188.36 million has been invested in the Marketable Securities.

For reference, attachment of Bapepam's Rule No. X.K.4 is enclosed.

Please be informed accordingly.

Yours truly,
PT. BANK BUANA INDONESIA Tbk.
Board of Directors,

Jimmy Kurniawan Laihad　　　　Aris Janasutanta Sutirto

FORM NUMBER : X.K.4

Attachment
Rule Number X.K.4

File Number :
82-34694

Attachment 2/2

Use of Proceeds of Right Issue

Name of Issuer PT Bank Buana Indonesia Tbk.
Line of Business Public National Bank
Telephone (021) 633-0585; 6386 - 5927
Facsimile (021) 631-2340

No	Type of Public Offering	Effective Date	Proceeds from Public Offering			The Use of Proceeds according to the Prospectus					The actual use of Proceeds from Public Offering					Balance
			Proceeds from Initial Public Offering (IPO)	Cost of the Public Offering	Net Proceed	Expansion: Branch Office	Expansion: Technology	Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	Expansion: Branch Office	Expansion: Technology	Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
I	IPO	June 27, 2000	135,800.00	15,233.04	120,566.96	(5%) 6,028.35	(5%) 6,028.35	0.00	(90%) 108,510.26	120,566.96	6,028.35	6,028.35	0.00	108,510.26	108,510.26	0.00
II	Right Issue I	August 26, 2002	124,082.37	2,006.84	122,075.53	(20%) 24,415.11	(20%) 24,415.11	(10%) 12,207.55	(50%) 61,037.76	0.00	0.00	0.00	0.00	0.00	0.00	122,075.53
Cost of Public Offering (revised)			124,082.37	1,994.84	122,087.53	24,417.51	24,417.51	12,208.75	61,043.76	122,087.53	0.00	0.00	0.00	0.00	0.00	122,087.53
Period : (October 1 - December, 31 2002)											4,741.38	12,226.99	1,955.43	239,020.59	257,945.39	42,119.97
Period : (January 1 - Maret 31, 2003)											7,711.48	2,380.99	1,371.38	0.00	11,463.85	30,656.12
Period : (April 1 - June 30, 2003)											11,561.98	4,014.29	95.52	0.00	15,671.79	14,984.32
Period : (July 1- September 30, 2003)											402.66	5,795.23	2,503.82	0.00	8,701.71	6,282.61
Period : (October 1 - December 31, 2003)											0.00	0.00	5,590.69	0.00	5,590.69	691.92
Period : (January 1 - March 31, 2004)											0.00	0.00	691.92	0.00	691.92	0.00
III	Right Issue II	April 24, 2003	268,017.91	7,779.43	260,238.49		(20%) 52,047.70		(80%) 208,190.79	260,238.49		0.00		101,432.85	101,432.85	158,805.64
Period : (July 1- September 30, 2003)												5,962.45		106,757.94	112,720.39	46,085.24
Period : (October 1 - December 31, 2003)												8,614.06		0.00	8,614.06	37,471.18
Period : (January 1 - March 31, 2004)												3,356.81		0.00	3,356.81	34,114.37
Period : (April 1 - June 30, 2004)												2,895.96		0.00	2,895.96	31,218.41
Period : (July 1 - September 30, 2004)												8,444.96		0.00	8,444.96	22,773.45
Period : (October 1 - December 31, 2004)												20,585.09		0.00	20,585.09	2,188.36
Total																**2,188.36**

Jakarta, January 12, 2005
PT BANK BUANA INDONESIA Tbk.

Jimmy Kurniawan Laihad   Aris Janasutanta Sutirto